

July 9, 2013

<u>Via Email</u>
David Bernstein
Chief Financial Officer
Carnival Corporation
Carnival plc
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

> **Re:** **Carnival Corporation**
> **Form 10-K for the year ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 001-09610**
>
> **Carnival plc**
> **Form 10-K for the year ended November 30, 2012**
> **Filed January 29, 2013**
> **File No. 001-15136**

Dear Mr. Bernstein:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief